4600 Silicon Drive
Durham, NC 27703 USA
Main: (919) 407-5300

October 1, 2020

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:
Ernest Greene, Staff Accountant
Martin James, Senior Advisor

Re:	Cree, Inc. Form 10-K for the fiscal year ended June 28, 2020 Filed August 19, 2020 File No. 000-21154

Dear Messrs. Greene and James:

Set forth below is our response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated September 23, 2020 relating to the Form 10-K for the Fiscal Year Ended June 28, 2020 (the “2020 Form 10-K”) of Cree, Inc. (the “Company”). This letter includes the comment from the letter in italics, with the Company’s response set forth immediately below. The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-K for the Fiscal Year Ended June 28, 2020

Consolidated Statements of Cash Flows, page 51

1.When using the indirect method in future filings, please revise the Operating activities section of the statement to begin the reconciliation to net cash flows provided by (used in) operating activities with net income (loss) for the periods instead of net income (loss) from continuing operations. Refer to ASC 230-10-45-28.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that in our future filings we will revise the operating activities section of the statements of cash flows by beginning the reconciliation to net cash flows provided by (used in) operating activities with net income (loss).

United States Securities and Exchange Commission
Division of Corporation Finance

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Investments, page 55

2.Tell us how your policy of reporting Available-for-Sale equity securities at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders’ equity is consistent with the guidance in ASC 321-10-35. Please tell us the amount of any such unrealized holding gains or losses reported in shareholders' equity as of June 28, 2020. Revise your future filings to reflect your compliance with the guidance in ASC 321.

The Company respectfully advises the Staff that the Company does not hold any available-for-sale equity securities in its investment portfolio, as indicated in Notes 8 and 9 to the consolidated financial statements in the 2020 Form 10-K. No unrealized gains or losses relating to available-for-sale equity securities were reported in shareholders’ equity as of June 28, 2020. The Company respectfully advises the Staff that we will revise the investment policy in future filings to remove language regarding the accounting for available-for-sale equity securities.

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    If you have any questions regarding any of the responses in this letter, please contact me at (919) 407-7098.

Sincerely,

CREE, INC.

/s/ Neill Reynolds
Neill P. Reynolds
Executive Vice President and
Chief Financial Officer